Tonix Pharmaceuticals Holding Corp.

509 Madison Avenue, Suite 306

New York, New York 10022

December 4, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention Irene Paik

Re:	Tonix Pharmaceuticals Holding Corp.
Registration Statement on Form S-1 (File No. 333-227228)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Tonix Pharmaceuticals Holding Corp. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at 8:30 a.m., Eastern Standard Time, on December 6, 2018, or as soon as practicable thereafter.

Please call Irina Ishak of Lowenstein Sandler LLP at (973) 422-6406 to confirm the effectiveness of the Registration Statement or with any questions.

[Signature page follows.]

U.S. Securities and Exchange Commission

December 4, 2018

Very truly yours,

TONIX PHARMACEUTICALS HOLDINGS CORP.

By:	/s/ Bradley Saenger
Name: Bradley Saenger
Title: Chief Financial Officer